

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2006

Mr. WU Yuxiang
Yanzhou Coal Mining Company Limited
298 South Fushan Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 29, 2006**
> **Response Letter Dated October 16, 2006**
> **File No. 1-14714**

Dear Mr. Yuxiang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1. Since an amendment will be required for comments written on your controls and procedures, it will be necessary for you to amend your filing to comply with all comments written on your annual report. You may wish to submit a draft amendment with proposed revisions marked to show all changes and cross referenced by comment number.

The Offer and Listing, page 64

2.   We have read your response to prior comment one in which you indicate that under IFRS you have accounted for the issuance of bonus shares as a stock dividend, and an amount equal to the par value of the additional shares issued has been transferred from share premium and capitalized as share capital. Further, you indicate that under U.S. GAAP you have accounted for the issuance as a stock-split in accordance with the guidance in Chapter 7B of ARB 43, since the additional shares represent a 60% distribution, and that you have accounted for the split in a manner consistent with that under IFRS. According to Chapter 7B of ARB 43, there is no need to capitalize earned surplus where the number of shares issued as a stock dividend is so great that it may be expected to have the effect of materially reducing the share market value. Please tell us the IFRS guidance you have applied to this transaction and why you are accounting for the issuance in the same manner for U.S. GAAP and IFRS.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief